Exhibit 99.5

Profile of Ms. Padmini Somani

Ms. Padmini Somani has been active in the philanthropy and development space for over 20 years. She is the vision behind Salaam Bombay Foundation that she founded in 2002, working with more than 3 million children across India. She has been recognized for her work in youth education, health and skilling programs with vulnerable and marginalized populations. Having established the largest preventive school-based program in tobacco control in India she has also received a number of awards and recognitions including from the World Health Organization, and the Mayor’s citation from Mr. Michael Bloomberg.

Ms. Somani holds Bachelor’s Degree in Economics from Sophia College for Women, Mumbai and completed her Master’s in Financial Economics from University of London. She has also been awarded the prestigious Silver Jubilee Pendent and more recently the “Distinguish Alumnus” Award and is an alumnus of the London School of Economics and the London Business School.

Ms. Somani serves on various boards of companies, organizations, charities, and educational institutes.

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